     Exhibit 99.3

Consent of R. Michael Jones

The undersigned hereby consents to the inclusion in the Material Change Report (the “MCR”) of Platinum Group Metals Ltd. (the “Company”) dated September 6, 2017, of references to the undersigned as a non-independent qualified person and the undersigned’s name with respect to the disclosure of technical and scientific information contained in the MCR (the “Technical Information”). The undersigned further consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-213985), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned’s name and the Technical Information in the MCR.

Dated: December 8, 2017

/s/ R. Michael Jones
R. Michael Jones